Compound Projects, LLC

20 Clinton Street

New York, NY 10002

March 26, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Stacie Gorman

Re:

Compound Projects, LLC

Form 1-A/A

Filed February 18, 2020

File No. 024-11133

Ms. Gorman,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Amendment No. 3 to the Offering Statement on Form 1-A (the “Offering Statement”) of Compound Projects, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 4:00 PM Eastern Daylight Time today, Thursday, March 26, 2020, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Janine Yorio
Chief Executive Officer

cc: Paul Levites, Esq.